UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION PROVIDES BROADBAND TO ALMOST 200 SCHOOLS IN A TOP TEN U.S. SCHOOL DISTRICT IN TAMPA, FLORIDA dated September 26, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: September 26, 2006                                By: /s/ Dafna Gruber
                               Name: Dafna Gruber
                               Title:   CFO

EXHIBIT 1

Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com        carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION PROVIDES BROADBAND TO ALMOST 200 SCHOOLS
 IN A TOP TEN U.S. SCHOOL DISTRICT IN TAMPA, FLORIDA

Company Partner Sago Networks Deploys and Operates County-
Wide BreezeACCESS® VL Network

- - - - - -

Mountain View, CA, USA, September 26, 2006 - Alvarion Ltd, (NASDAQ: ALVR) the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that it is providing broadband to more than 200 locations, including all 197 schools, plus various administrative and other district offices in Hillsborough County, Tampa, Florida. Hillsborough County school district (HCSD) is one of the top ten largest public school districts in the U.S. Following their contract award by the HCSD to provide broadband Internet services, company partner Sago Networks designed the county-wide broadband wireless network using Alvarion’s BreezeACCESS® VL operating in 5.3 and 5.8 GHz. The network, which is currently live for over 90% of the schools, is scheduled to be completed by end of the year.

Using the same core technology as WiMAX, the VL offers advanced non-line-of-sight (NLOS) capabilities over an extended coverage area, while featuring rapid deployment and robust quality-of-service (QoS) algorithms to support data, voice and video services simultaneously. Sago Networks uses the VL to provide 10 Mbps to each of the 23 high schools and 6 Mbps to all other schools. Having previously used leased line services, the schools will initially use the network for data services, and later incorporate video and voice services.

“Being able to provide a higher capacity network at significantly less costs than wired systems is a terrific selling point for us,” commented Lee Kermode, general manager of Sago Networks. “Our relationship with Alvarion predates our joint involvement in the Hillsborough project, and given the robustness, capacity and performance of the VL, we look forward to strengthening our partnership going forward.”

BreezeACCESS VL’s advanced features such as NLOS operation, extended reach of more than 30 kilometers, high capacity, encryption, and quality of service (QoS) enable carriers, mobile operators, ISPs, enterprises and other service providers to offer triple play services to both business and residential subscribers. Operating in the 5 GHz bands, VL supports extreme flexibility in frequency planning with its 20 MHz channel spacing, automatic clear channel selection (ACCS) and built-in spectrum analyzer which monitors and avoids noise on any given channel.

“Broadband wireless fills a major gap in broadband coverage, especially for educational institutions which are typically underserved,” said Greg Daily, president of Alvarion Inc. “Connecting almost 200 schools in the Tampa area attests to the high capacity and cost effectiveness of our BreezeACCESS solution. We look forward to working with Sago Network on future broadband projects to satisfy local needs.”

###

About Sago Networks

Sago Networks was founded as an alternative to the telephone and cable company monopolies and inefficient Internet companies. Its mission is to be a one-stop shop for all of its customers' bandwidth and custom telecommunications needs. The company also believes in providing a laser-like focus on customer service and, from its headquarters in the Tampa Bay area and satellite offices in Miami and Dallas, has implemented multiple rapidly deployable, high-speed wireless networks and maintains one of the largest bandwidth datacenters in the country.

Sago Networks is headquartered in its own company owned 82,000 square foot telecommunications center in Tampa, Florida. For more information, visit www.sagonetworks.com

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.